Exhibit 99.1

Aduro Biotech and Chinook Therapeutics Announce Definitive Merger Agreement

– Combined Company Will Operate as Chinook Therapeutics and Advance Pipeline of Clinical-Stage

Programs in Kidney Diseases, Led by Atrasentan and BION-1301 in IgA Nephropathy

– Combined Company Will be Well-Funded With Cash Position of ~$200 Million Expected at Closing,

Including $25 Million in Additional Investment Committed by Chinook’s Existing Investors

– Multiple Clinical and Regulatory Pipeline Milestones Planned for Combined Company Over the Next 12-18 Months

– Companies to Host Joint Conference Call on Tuesday, June 2, 2020 at 8:30 am EDT

BERKELEY, CA, VANCOUVER, BC and SEATTLE, WA June 2, 2020 – Aduro Biotech, Inc. (“Aduro”) (NASDAQ: ADRO) and Chinook Therapeutics, Inc. (“Chinook”), a privately held clinical-stage biotechnology company focused on the discovery, development and commercialization of precision medicines for kidney diseases, today announced that the companies have entered into a definitive merger agreement pursuant to which Aduro will acquire all of the outstanding capital stock of Chinook in exchange for shares of Aduro common stock representing approximately 50 percent of Aduro’s outstanding common stock immediately following completion of the transaction. The combined company is expected to have approximately $200 million in cash, cash equivalents and marketable securities at closing, including $25 million in additional financing committed by Chinook’s existing investors. Following closing, which is expected to occur in the second half of 2020, Aduro will be renamed Chinook Therapeutics, Inc., and is expected to trade on the Nasdaq Global Market under the ticker symbol “KDNY”.

The combined company’s pipeline will include:

•	Atrasentan, an investigational selective endothelin receptor antagonist, in clinical development for the treatment of IgA nephropathy and other primary glomerular diseases;

•	BION-1301, an investigational humanized IgG4 monoclonal antibody that blocks APRIL binding to both the BCMA and TACI receptors, in clinical development for the treatment of IgA nephropathy;

•	CHK-336, an investigational small molecule, in preclinical development for treatment of an ultra-rare orphan kidney disease; and

•	Additional research and discovery programs focused on the treatment of rare, severe chronic kidney diseases.

The combined company plans to advance its pipeline through multiple clinical trials, including the following milestones anticipated over the next 12-18 months:

•	Report results from the ongoing Phase 1 trial of BION-1301 in patients with IgA nephropathy;

•	Initiation of a randomized Phase 3 trial of atrasentan for IgA nephropathy;

•	Initiation of a Phase 2 basket trial of atrasentan in primary glomerular diseases; and

•	Initiation of a Phase 1 trial of CHK-336 in an ultra-rare orphan kidney disease.

Aduro is currently exploring strategic alternatives for its legacy programs outside of kidney disease, including the STING agonist program in collaboration with Novartis, cGAS-STING inhibitor program in collaboration with Lilly, and anti-CD27 program out-licensed to Merck, as well as deprioritized programs such as the anti-SIRPα and anti-CTLA-4 antibodies. Immediately prior to the closing of the proposed merger, Aduro stockholders will be issued contingent value rights representing the right to receive certain cash payments from proceeds received by Aduro, if any, related to its non-renal assets for a period of ten years following closing.

“After an extensive and thorough review of strategic and potentially transformative options for Aduro, we are very pleased to announce a proposed merger with Chinook,” said Stephen T. Isaacs, chairman, president and chief executive officer of Aduro. “We believe the combined company’s strong pipeline, near-term milestones, seasoned leadership team and focus on kidney diseases offer an excellent opportunity to benefit patients and provide value to our stockholders.”

“The proposed merger with Aduro is a unique opportunity for Chinook to build a leading company in the kidney disease space, particularly by pursuing complementary approaches to treating IgA nephropathy with both atrasentan and BION-1301,” said Eric Dobmeier, president and chief executive officer of Chinook Therapeutics. “The combined company will have the demonstrated expertise and strong balance sheet to advance its three lead programs towards multiple anticipated milestones over the next 12 to 18 months. I’m grateful to our existing investors, Versant, Apple Tree and Samsara, for their ongoing support and the additional capital they’ve committed to help build Chinook and advance our pipeline of novel product candidates for rare, severe chronic kidney diseases.”

About the Proposed Merger

Pursuant to the merger agreement, Aduro will acquire all of the outstanding capital stock of Chinook in exchange for the issuance of newly issued shares of Aduro common stock upon closing, subject to the satisfaction or waiver of customary closing conditions, including the receipt of the required approval of the Aduro stockholders and Chinook stockholders. Upon completion of the merger, Aduro’s then-current equity holders and the former Chinook equity holders will each own approximately 50 percent of Aduro’s common stock, calculated on a fully diluted basis, based upon an expected Aduro net cash balance of $145 million and expected Chinook cash and cash equivalents of $10 million at closing, but subject to adjustment for each company’s actual balances at closing. Chinook’s existing investors have also committed to invest an additional $25 million in convertible notes prior to closing, which will convert into Aduro common stock following the merger.

Each of Versant Ventures, Apple Tree Partners, Samsara BioCapital, Abbvie, Inc., Morningside Venture (VI) Investments Limited, Morningside Foundation and Ultimate Keen Limited, as well as the directors and certain officers of both companies, representing a total of approximately 85% of the outstanding stock of Chinook and approximately 22% of the outstanding stock of Aduro, have signed support agreements committing to vote in favor of the transaction and lock-up agreements restricting transfers of the combined company’s stock for 180 days post-closing.

The transaction has been unanimously approved by the board of directors of both companies. The combined company will be headquartered out of Chinook’s existing facilities in Vancouver, BC and Seattle, Washington.

SVB Leerink is acting as exclusive financial advisor and Latham & Watkins LLP is serving as legal counsel to Aduro. MTS Health Partners is acting as exclusive financial advisor and Fenwick & West LLP is serving as legal counsel to Chinook.

Management and Organization

Effective as of the closing of the transaction, Eric Dobmeier will be the president and chief executive officer of the combined company. Senior leadership of the combined company will also include Tom Frohlich as chief business officer, Alan Glicklich, M.D., as chief medical officer, Andrew King, D.V.M., Ph.D., as head of renal discovery and translational medicine and Renata Oballa, Ph.D., as vice president of chemistry. In connection with the merger, Stephen T. Isaacs, chairman, president and chief executive officer of Aduro, will be stepping down.

Additionally, effective as of the closing of the merger, the board of directors of the combined company will be comprised of seven directors: Eric Dobmeier, president and chief executive officer of Chinook Therapeutics; Jerel Davis, Ph.D., managing director at Versant Ventures; Srini Akkaraju, M.D., Ph.D., managing general partner at Samsara BioCapital; William M. Greenman, president and chief executive officer of Cerus Corporation; and Ross Haghighat, founder, chairman and managing partner of Triton Systems, Inc.; and two additional independent directors.

Conference Call Details

Chinook and Aduro will host a live conference call and webcast on Tuesday, June 2, 2020, at 8:30 am EDT to discuss the proposed transaction. To access the call, please dial (833) 979-2734 (toll-free) or (778) 560-2727 (international) and provide the conference ID 5387085.

Additionally, Chinook management will present an overview of the company and its pipeline at the Jefferies Virtual Healthcare Conference on Wednesday, June 3, 2020, at 3:30 pm EDT.

To access the live webcasts and subsequent archived recordings of these and other company presentations, please visit the investor section of Aduro’s website at www.aduro.com or Chinook’s website at www.chinooktx.com. The archived webcasts will remain available for replay on Aduro’s and Chinook’s websites for 90 days.

About Aduro

Aduro Biotech, Inc. is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of therapies that are designed to harness the body’s natural immune system for the treatment of patients with challenging diseases. Aduro’s product candidates in the Stimulator of Interferon Genes (STING) and A Proliferation Inducing Ligand (APRIL) pathways are being investigated in cancer, autoimmune and inflammatory diseases. ADU-S100 (MIW815), which potentially activates the intracellular STING receptor for a potent tumor-specific immune response, is being evaluated in combination with KEYTRUDA® (pembrolizumab), an approved anti-PD-1 monoclonal antibody, as a potential first-line treatment for patients with recurrent or metastatic squamous cell carcinoma of the head and neck (SCCHN). BION-1301, an investigational humanized IgG4 monoclonal antibody that blocks APRIL binding to both the BCMA and TACI receptors, is being evaluated in IgA nephropathy. Aduro is collaborating with a number of leading global pharmaceutical companies to help expand and drive its product pipeline. For more information, please visit www.aduro.com.

About Chinook Therapeutics

Chinook Therapeutics, Inc. is a clinical-stage biotechnology company developing precision medicines for kidney diseases. The company’s pipeline is focused on rare, severe chronic kidney disorders with opportunities for well-defined and streamlined clinical pathways. Chinook’s lead program is atrasentan, an investigational endothelin receptor antagonist in development for the treatment of IgA nephropathy and other primary glomerular diseases. The company is also advancing a preclinical development candidate for an undisclosed ultra orphan kidney disease and research programs for other rare, severe chronic kidney diseases, including polycystic kidney disease. Chinook seeks to build its pipeline by leveraging insights in kidney single cell RNA sequencing, human-derived organoids and new translational models, to discover and develop therapeutics with mechanisms of action against key kidney disease pathways. Chinook is backed by leading healthcare investors, Versant Ventures, Apple Tree Partners, and Samsara BioCapital, and is based in Vancouver, British Columbia and Seattle, Washington. For more information visit www.chinooktx.com.

Non-Solicitation

This communication is for informational purposes only and does not constitute a recommendation, an offer to sell or solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Aduro and Chinook. In connection with the proposed transaction, Aduro intends to file relevant materials regarding the transaction with the Securities and Exchange Commission (“SEC”) and otherwise provide such materials to its stockholders, including a registration statement on Form S-4 that will contain a proxy statement, prospectus and information statement. This communication is not a substitute for the proxy statement, prospectus, information statement or any other document that may be filed by Aduro with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Stockholders may obtain, free of charge, copies of the definitive proxy statement and any other documents filed by Aduro with the SEC in connection with the proposed transaction at the SEC’s website (http://www.sec.gov) and at Aduro’s website (www.aduro.com).

Participants in the Solicitation

Aduro and its directors, executive officers and certain employees and other persons, and Chinook and its directors, executive officers and certain employees and other persons, may be deemed to be participants in the solicitation of proxies from Aduro’s stockholders in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement, prospectus and information statement referred to above. Additional information regarding the directors and executive officers of Aduro and their security holdings is included in Aduro’s Definitive Proxy Statement on Schedule 14A relating to the 2020 Annual Meeting of Stockholders, filed with the SEC on March 24, 2020. This document is available free of charge at the SEC website (www.sec.gov) or at Aduro’s website(www.aduro.com). To the extent the security holdings by Aduro’s directors and executive officers have changed since the amounts set forth in Aduro’s Definitive Proxy Statement on Schedule 14A relating to the 2020 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Cautionary Note on Forward-Looking Statements

Certain of the statements made in this press release are forward looking for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including those relating to the benefits of the merger, future management and the board of directors of the combined company, statements regarding the expected ownership in the combined company of the former Chinook securityholders and securityholders of Aduro as of immediately prior to the Merger, Aduro’s and Chinook’s respective businesses, the strategy of the combined company, future operations, advancement of its product candidates and product pipeline, clinical development of the combined company’s product candidates, including expectations regarding timing of initiation and results of clinical trials of the combined company, cash resources of the combined company following closing of the proposed transaction, the ability of Aduro to remain listed on the Nasdaq Stock Market, strategic options for Aduro’s legacy programs outside of kidney disease, the completion of any financing and the receipt of any payments under the CVRs. In some cases, you can identify these statements by forward-looking words such as “may,” “will,” “continue,” “anticipate,” “intend,” “could,” “project,” “expect” or the negative or plural of these words or similar expressions. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Aduro’s business and the price of the common stock of Aduro; the failure of either party to satisfy any of the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by Aduro’s stockholders and the receipt of certain governmental and regulatory approvals; uncertainties as to the timing of the consummation of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the proposed transaction on Aduro’s business relationships, operating results and business generally; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; risks related to diverting management’s attention from Aduro’s ongoing business operations; the outcome of any legal proceedings that may be instituted against Aduro related to the merger agreement or the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; Aduro’s history of net operating losses and uncertainty regarding its ability to achieve profitability; Aduro’s ability to develop and commercialize product candidates; Aduro’s ability to use and expand technology platforms to build a pipeline of product candidates; Aduro’s ability to obtain and maintain regulatory approval of product candidates; Aduro’s ability to operate in a competitive industry and compete successfully against competitors that have greater resources; Aduro’s reliance on third parties; Aduro’s ability to obtain and adequately protect intellectual property rights for product candidates; and the effects of COVID-19 on clinical programs and business operations. Aduro discusses many of these risks in greater detail under the heading “Risk Factors” contained in its quarterly report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 4, 2020, and its other filings with the SEC. Any forward-looking statements in this press release speak only as of the date of this press release. Neither Aduro nor Chinook assumes any obligation to update forward-looking statements whether as a result of new information, future events or otherwise, after the date of this press release.

Contacts:

Noopur Liffick

VP, Investor Relations & Corporate Communications

Aduro Biotech, Inc.

investors@aduro.com

press@aduro.com

Ian Stone

Canale Communications

(619) 849-5388

ian@canalecomm.com